

December 3, 2015

Via E-mail
Mr. Paul A. Bell
President and Chief Executive Officer
Group 42, Inc.
312 Pearl Parkway, CIA Building II
San Antonio, Texas 78215

> **Re:    VAALCO Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 2, 2015 by Group 42, Inc. et al.**
> **File No. 001-32167**

Dear Mr. Bell:

We have reviewed your filing and have the following comments.

The VAALCO Board Ignored Shareholder Input…, page 15

1.    We note the response to prior comment 8.  We continue to question whether it is appropriate to characterize an increase of approximately 40.2% to 46.3% as "nearly double."  A doubling would appear to constitute an increase of 100%.  Please advise.

Form of Consent

2.    We note the response to prior comment 9 and clarify the comment.  The instruction advises security holders to write in the names of persons that the security holder does not wish removed, but, at the time the security holder executes the consent, the security holder might not know the names of those future directors.  Please revise.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. Paul A. Bell
Group 42, Inc.
December 3, 2015
Page 2


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        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP